Iron Sands Corp.

45 North Station Plaza, Suite 214

Great Neck, NY 11021

January 31, 2012

Ms. Angela McHale

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Iron Sands Corp. (the “Company”)
Amendment No. 1 to Form 10-12(g)
Filed November 7, 2011
File No. 000-54477

Dear Ms. McHale:

This letter is in response to the comments contained in the Staff’s letter to the Company, dated December 6, 2011 (the “Comment Letter”) concerning the Amendment No. 1 to the Company's Form 10-12(g) (the “Registration Statement”). We have filed an amendment to the Registration Statement (“Amendment No. 2”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Item 1. Business, page 1

Business Development, page 1

1.	We note your response to comment 2 in our letter dated September 7, 2011. Please disclose if accurate, that you have no specific plan of operation and that you have not identified any specific milestones or established a specific timeline to meet any milestones.

RESPONSE:

The Company has revised its disclosure accordingly. Please see the last sentence of the third paragraph on page 1 of the Amendment No. 2.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

2.	We note your response to comment 3 in our letter dated September 7, 2011. Please revise your disclosure regarding incurred expenses to reconcile the discrepancy between the $30,385 amount referenced on page 5 and the $27,735 figure on page 10 under the Promoters and Certain Control Persons.

RESPONSE:

The two amounts reflect two different items. The amount noted on page 5 refers to expenses incurred through November 3, 2011. The figure referenced on page 10 refers to the total amounts advanced by Sunrise and NLBDIT on behalf of the Company. The Company believes its disclosure does not have to be revised.

3.	We note from your disclosure on page 5 that the Company has not received payment for the shares issued to NLBDIT Services on May 26, 2011 and that the payment date is unknown. Please disclose whether you have plans to cancel the shares if payment is not received by a certain date.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to provide that the Company does not currently have plans to cancel the shares if payment is not received by any specific date.

Item 7. Certain Relationship and Related Transactions

Promoters and Control Persons, page 10

4.	We note your revised disclosure in response to comment 4 of our letter dated September 7, 2011, that Mr. Low, Sunrise and NLBDIT Enterprises "may be deemed" to be your promoters. Please note that Item 404(c) of Regulation S-K requires you to clearly indentify your promoters. Please revise your disclosure accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Iron Sands Corp.

By:	/s/ Samir N. Masri__________________
Samir N. Masri
President